Conrad Clemiss

4453 Capilano Road

North Vancouver, BC  V7R 4K1

June 22, 2005

Golden Patriot, Corp.

#1205 – 789 West Pender Street

Vancouver, BC  V6C 1H2

To the Board of Directors:

I, Conrad Clemiss, tender my resignation as Director and President of Golden Patriot, Corp., effective immediately.   I am resigning in order to pursue other opportunities in the private sector and wish you luck in your future endeavors.

Yours truly,

/s/ Conrad Clemiss

Conrad Clemiss